Exhibit 3.2

Amendment to Bylaws of InfoSonics Corporation

(approved by written consent of the Board of Directors on April 16, 2010)

Section 10 of Article II of the Bylaws of InfoSonics Corporation is hereby amended and restated in its entirety to read as follows:

“Section 10.  Manner of Acting. When a quorum is present at any meeting, except as provided in Article III, Section 2 of these Bylaws with respect to the election of directors, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a different vote is required by law or the articles of incorporation, in which case such express provision shall govern.”

Section 2 of Article III of the Bylaws of InfoSonics Corporation is hereby amended and restated in its entirety to read as follows:

“Section 2.  Number, Tenure and Qualification.  The number of directors of the corporation shall be determined by the board of directors and shall be not less than one or more than nine.  Directors shall be elected at each annual meeting of stockholders, except as otherwise provided in Section 4 of this Article, by a vote of a plurality of stockholders present in person or by proxy at a meeting at which a quorum is present.  Each director shall hold office for a term of one year and until his successor shall have been elected and shall qualify or until the earliest of his or her death, resignation or removal.  A director can be reelected by the stockholders.  Directors need not be residents of Maryland or stockholders of the Corporation.”